BUDD LARNER

A PROFESSIONAL CORPORATION

COUNSELLORS AT LAW

150 JOHN F. KENNEDY PARKWAY

SHORT HILLS, NEW JERSEY 07078-2703

973.379.4800

Fax 973.379.7734

www.buddlarner.com

February 14, 2012

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

United States of America

Re:	Dr. Reddy’s Laboratories Limited (the “Company” or “Dr. Reddy’s”)

Form 20-F for Fiscal Year Ended March 31, 2011 and Form 6-K for the quarter ended September 30, 2011

Letter from Securities and Exchange Commission dated February 1, 2012

File No. 001-15182

Dear Mr. Rosenberg:

This firm serves as outside United States legal counsel to Dr. Reddy’s. We set forth below responses on behalf of Dr. Reddy’s to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated February 1, 2012 requesting information in connection with Dr. Reddy’s Form 20-F for the fiscal year ended March 31, 2011 (the “2011 Form 20-F”) and Form 6-K for the quarter ended September 30, 2011. For your convenience, your requests for supplemental information have been restated below in italics, followed by Dr. Reddy’s responses thereto. As noted below, Dr. Reddy’s proposes to make any enhancements to its disclosure in its next Annual Report on Form 20-F for the fiscal year ended March 31, 2012 (the “2012 Form 20-F”) and Form 6-K for the quarter ended December 31, 2011.

Cash Flow from Operating Activities, page 88

You state here “A number of new products were launched in the year ended March 31, 2011, which required significant cash outflows. As a result of increased accounts receivable and inventory from these launches, our working capital balance increased during such period, but the resulting cash inflows were not fully realized during such period.” Please provide us proposed disclosure to be included in future periodic reports that more fully explains why accounts receivable increased at a greater rate than sales resulting in an increase in days’ sales in accounts receivable from 66 days at March 31, 2010 to 79 days at March 31, 2011 (based on the most recent quarter’s sales).

Response: The Staff’s comments are duly noted. The two primary reasons for the Company’s days’ sales in accounts receivable (“DSO”) increasing from 66 days at March 31, 2010 to 79 days at March 31, 2011 are as follows:

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

February 14, 2012

Increased sales during the last quarter of the year ended March 31, 2011, particularly from launches of new products in North America (U.S. and Canada), which resulted in accounts receivable arising from such sales remaining outstanding as of March 31, 2011. As explained in Item 5.A. Operating results, on page 72 of the 2011 Form 20-F, the primary reason for the increase in the Company’s revenues during the year ended March 31, 2011 as compared to the year ended March 31, 2010 was increased revenues from the North American (U.S. and Canada) operations of the Company’s Global Generics segment. Such growth in North America was primarily driven by new product launches during the year ended March 31, 2011. During the year ended March 31, 2011, the Company launched 11 new products, with some of the key ones being: amlodipine benazapril, tacrolimus, lansoprazole, fexofenadine pseudoephedrine (180/240 mg) and zafirlukast. (Fexofenadine-pseudoephedrine (180/240 mg) was launched by the Company on January 31, 2011 after the District Court of New Jersey lifted a preliminary injunction previously granted to Sanofi-Aventis.) A substantial portion of the sales impact of such launches occurred during the last quarter of the year ended March 31, 2011.

In addition, the credit period for the Company’s sales in North America ranges from 60 to 90 days, which is longer than the credit period for the Company’s sales in many other geographic territories. The increase in the proportion of receivables from sales in North America during the last quarter of the year ended March 31, 2011 therefore increased the Company’s average credit period on its receivables and, as a result, its DSO.

As a result of all of the foregoing, the Company’s DSO increased from 66 days at March 31, 2010 to 79 days at March 31, 2011.

Accordingly, the Company proposes to incorporate the following additional disclosure in its future annual and quarterly report filings:

“The primary reason for the increase in days’ sales in accounts receivables from 66 days at March 31, 2010 to 79 days at March 31, 2011 was our increased sales during the last quarter of the year ended March 31, 2011, which resulted in accounts receivable arising from such sales remaining outstanding as of March 31, 2011. A substantial portion of these increased sales came from North America (U.S. and Canada), primarily due to launches of new products. In addition, the credit period of 60-90 days in North America is longer than the credit period for our sales in many other countries.”

28. Income Taxes

c. Reconciliation of effective tax rate, page F-59

The incremental deduction allowed for research and development costs increased significantly from the prior year deduction but not in line with the increase in your research and development expense. Please provide us disclosure to be included in future periodic reports explaining the significant increase in this deduction.

Response: The Staff’s comments are duly noted. Under the Indian Income Tax Act, 1961, as amended by the Indian Finance Act 2010 (as so amended, the “Income Tax Act”), domestic Indian companies are allowed a weighted tax deduction for eligible expenditures (capital and non-capital) incurred on research conducted at in-house research and development centers approved by the Indian Department of Scientific and Industrial Research (“IDSIR”). The amount of the weighted tax deduction is equal to 150% of such expenditures incurred during the year ended March 31, 2010 and 200% of such expenditures incurred on or after April 1, 2010.

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

February 14, 2012

During the year ended March 31, 2011, the Company incurred non-capital research and development expenditures of 5,060 million (as compared to 3,793 million for the year ended March 31, 2010), out of which 3,661 million (as compared to 2,397 million for the year ended March 31, 2010) pertained to research and development conducted at IDSIR approved in-house centers for which the Company claimed a weighted tax deduction pursuant to the Income Tax Act. In addition the Company also incurred 589 million (as compared to 4 million for the year ended March 31, 2010) capital expenditures on research and development activities conducted at IDSIR approved in-house centers for which the Company claimed a weighted tax deduction pursuant to the Income Tax Act. As a result, the Company recorded a corresponding tax benefit of 1,422 million during the year ended March 31, 2011 (as compared to 409 million for the year ended March 31, 2010).

The increase of 1,013 million in tax benefits in the year ended March 31, 2011 as compared to the year ended March 31, 2010 was mainly on account of the following reasons:

1.

The weighted tax deduction eligibility on research expenditures incurred at IDSIR approved in-house centers increased from 150% for the year ended March 31, 2010 to 200% for the year ended March 31, 2011 pursuant to the Income Tax Act. This increased the Company’s weighted tax deductions and resulted in additional tax benefits of 398 million.

2.

During the year ended March 31, 2011, the Company increased its capital expenditures on research and development activities which were eligible for weighted tax deduction under the Indian Income Tax Act. Such increase in expenditures increased the Company’s weighted tax deductions, and resulted in additional tax benefits of 195 million.

3.

During the year ended March 31, 2011, there was an increase in the Company’s in-house non-capital expenditures on research and development activities which were eligible for weighted tax deduction under the Indian Income Tax Act. Such increase in expenditures increased the Company’s weighted tax deductions, and resulted in corresponding tax benefits of 420 million.

Accordingly, the Company proposes to incorporate the following additional disclosures in its future annual and quarterly report filings in the income tax notes (which the Company proposes to add to footnote 2 to the Reconciliation of effective tax rate):

“The increase in our tax deductions on account of research and development expenditures was primarily due to increased research and development expenditures, amounting to 615 million in the year ended March 31, 2011, and an increased weighted tax deduction (from 150% to 200%) made available by the Indian Income Tax Act (as amended by the Indian Finance Act 2010) in the year ended March 31, 2011, resulting in additional tax benefits to us of 398 million in the year ended March 31, 2011.”

Furthermore, a suitable explanation for the same will be disclosed within the “Operating and Financial Review and Prospects” section of the filings.

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

February 14, 2012

Form 6-K for the Quarter Ended September 30, 2011

Statement of Cash Flows, page 10

Please provide us proposed disclosure to be included in the discussion of liquidity and capital resources discussion in future periodic report explaining the nature of cash provided by operating activities from other assets of 2,939 million Indian rupees in 2011 and why operating activities is the appropriate classification.

Response: The Staff’s comments are duly noted. “Other assets” primarily includes the following: amounts to be collected from governmental authorities for value added tax refunds; prepaid expenditures; amounts paid to the excise tax authorities in India and unutilized excise input credits on purchases which are regularly utilized to offset the Indian excise and service tax liability on goods produced by and services provided by the Company; export entitlements (such as the Indian Duty Entitlement Pass Book scheme) under the Government of India’s Foreign Trade Policy; and advance payments to vendors as per the terms of the Company’s arrangements with them.

Each of these assets represents economic resources generated by the Company from its revenue-producing activities and operations in the ordinary course of business. Accordingly, the cash generation and expenditures from these assets are disclosed under cash flows from operating activities.

The Company proposes to incorporate the following additional disclosure in its future annual and quarterly report filings as part of the “Liquidity and Capital Resources” section of the reports:

“The cash inflows of 2,939 million from “other assets” primarily represents the following: amounts collected from governmental authorities for value added tax refunds; excise input credits utilized to offset Indian excise and service tax liabilities; amounts collected under various export entitlement schemes claimed by the Company, such as India’s Duty Entitlement Pass Book (DEPB) scheme; and reductions in advance payments to vendors.”

* * * * *

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

February 14, 2012

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (973) 315-4444 or Jonathan Gray of this office at (973) 315-4481.

Respectfully submitted,

/s/ James F. Fitzsimmons, Esq.

James F. Fitzsimmons, Esq.

cc:	Umang Vohra (Dr. Reddy’s)

Parsuram V. V. (Dr. Reddy’s)

Bhogeswara Rao (Dr. Reddy’s)

Jonathan Gray, Esq. (Budd Larner)